UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2008

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

Earnings Release

On July 31, 2008, the registrant issued a press release “RRsat presents 31% increase in adjusted net income in second quarter 2008; increases annual guidance”. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Director Resignation and Appointment

On July 30, 2008, Avi Kurzweil resigned from his position as director of the registrant, and the board of directors of the registrant elected Dan Levinson to fill the vacancy created by Mr. Kurzweil’s resignation.

Dan Levinson is the Business Development Manager of Kardan Communications Ltd. Prior to becoming Business Development Manager of Kardan Communications Ltd. in June 2008, Mr. Levinson worked in Strategic Planning for The First International Bank of Israel from 2003 until 2008. From 2000 until 2003 Mr. Levinson served as an associate in the venture capital funds of Poalim Capital Markets. From 1998 until 2000 Mr. Levinson served as a credit officer in the Corporate Banking Division of Bank Hapoalim. Mr. Levinson currently serves as a director of several private companies, including Unicell Advanced Cellular Solutions Ltd. and IDIT IDI Technologies Ltd. Mr. Levinson holds a Bachelor of Science in Management from the Arizona State University and an MBA from Tel-Aviv University.

Mr. Kurzweil is not resigning from the registrant’s board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.

Exhibit

Exhibit 99.1.	Press release of the registrant, dated July 31, 2008, “RRsat presents 31% increase in adjusted net income in second quarter 2008; increases annual guidance”.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ GIL EFRON —————————————— Gil Efron Chief Financial Officer and Secretary

Date: July 31, 2008

Exhibit Index

Exhibit 99.1.	Press release of the registrant, dated July 31, 2008, “RRsat presents 31% increase in adjusted net income in second quarter 2008; increases annual guidance”.